UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Durect Corp.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
266605500
(CUSIP Number)

February 14, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 266605500		Page 2 of 6 Pages

1	NAME OF REPORTING PERSON R. Scott Asen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,080,000*
	6	SHARED VOTING POWER 450,000**
	7	SOLE DISPOSITIVE POWER 1,080,000*
	8	SHARED DISPOSITIVE POWER 450,000**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.13%
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 30,000 shares held by a certain charitable foundation of which the Reporting Person is a trustee. The other trustee has designated investment authority for the foundation to the Reporting Person. The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest (see Item 4).

** Consists of shares held by certain Managed Accounts, as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest (see Item 4).

SCHEDULE 13G

CUSIP No. 266605500		Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Durect Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10240 Bubb Road

Cupertino, CA 95014-1417

Item 2(a).	Name of Person Filing:

R. Scott Asen (the “Reporting Person”)

Item 2(b).	Address of Principal Business Offices or, if none, Residence:

Asen and Co.

222 ½ East 49th Street

New York, New York 10017

Item 2(c).	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

266605500

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 266605500		Page 4 of 6 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Person directly owns 1,050,000 shares. The Reporting Person is a trustee of The Asen Foundation (the “Foundation”), a not-for-profit foundation which owns 30,000 shares, and has been delegated investment authority for the Foundation by the other trustee of the Foundation. The Reporting Person is the President of Asen and Co., which provides certain advisory services to accounts (the “Managed Accounts”) that own 450,000 shares. The Reporting Person may be deemed to beneficially own the shares held by the Foundation and by the Managed Accounts, but the Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(b)	Percent of class:

5.13%, consisting of: (1) 1,050,000 shares owned directly by the Reporting Person, which represent approximately 3.52% of the issued and outstanding shares of Common Stock of the Issuer, (2) 30,000 shares owned by the Foundation, which represent approximately 0.10% of the issued and outstanding shares of Common Stock of the issuer and (3) 450,000 shares owned by the Managed Accounts, which represent approximately 1.51% of the issued and outstanding shares of Common Stock of the issuer.

The foregoing percentages are calculated based on 29,828,891 shares of Common Stock outstanding as of November 13, 2023, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

The Reporting Person has sole voting power over 1,050,000 shares which he owns directly. The Reporting Person has sole voting power over 30,000 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.

(ii)	Shared power to vote or direct the vote:

The Reporting Person has shared voting power over 450,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(iii)	Sole power to dispose or to direct the disposition of:

The Reporting Person has sole voting power over 1,050,000 shares which he owns directly. The Reporting Person has sole voting power over 30,000 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.

SCHEDULE 13G

CUSIP No. 266605500		Page 5 of 6 Pages

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Person has shared voting power over 450,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 266605500		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

By:	/s/ R. Scott Asen
R. Scott Asen